United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended March 31, 2005

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR
MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816) and Form S-8 (Registration No. 333-116844).

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd., a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.

     In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “US dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our Fab 7 (including the commercial shipment, 65nm 300-mm multi-purpose wafers and 65nm 300-mm pilot production dates), our target for the cash and cash equivalents balance as of December 31, 2005, our sources of liquidity, cash flow, funding needs and financings, and our expected depreciation and amortization and capital expenditures for the remaining period up to December 31, 2005, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; demands from our major customers, excess inventory and life cycles of specific products; competition from other foundries; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; the timing and rate of the semiconductor market recovery; economic conditions in the United States as well as globally and the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	U.S. GAAP
	Three Months Ended March 31,
	2004	2005
Net revenue	$228,418	$181,353
Cost of revenue	183,843	191,067

Gross profit (loss)	44,575	(9,714)

Operating expenses:
Research and development	29,863	27,315
Fab start-up costs	3,624	14,821
Sales and marketing	8,741	10,507
General and administrative	6,259	9,287
Other operating expenses	3,088	—

Total operating expenses	51,575	61,930

Operating loss	(7,000)	(71,644)
Equity in income (loss) of SMP	11,468	(9,032)
Other income	7,686	2,501
Interest expense, net	(7,686)	(2,426)
Foreign exchange loss, net	(39)	(478)

Income (loss) before income taxes	4,429	(81,079)
Income tax expense	(2,544)	(3,439)

Net income (loss)	$1,885	$(84,518)

Net earnings (loss) per share and ADS

Basic and diluted net earnings (loss) per share	$0.00	$(0.03)

Basic and diluted net earnings (loss) per ADS	$0.01	$(0.34)

Number of shares (in millions) used in computing:
Basic net earnings (loss) per share	2,506.5	2,509.8
Effect of dilutive options	13.4	—

Diluted net earnings (loss) per share	2,519.9	2,509.8

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	250.7	251.0
Effect of dilutive options	1.3	—

Diluted net earnings (loss) per ADS	252.0	251.0

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	U.S. GAAP
	As of
	December 31,	March 31,
	2004	2005
		(unaudited)
ASSETS
Cash and cash equivalents	$539,399	$656,314
Term deposits	30,000	15,000
Receivables, net	143,148	116,765
Inventories	72,159	74,468
Other current assets	16,761	16,316

Total current assets	801,467	878,863

Investment in SMP	93,765	78,441
Property, plant and equipment, net	1,914,515	2,000,890
Technology licenses, net	121,953	119,073
Other non-current assets	158,312	158,224

Total assets	$3,090,012	$3,235,491

LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables	152,348	154,265
Current installments of long-term debt	352,985	294,533
Other current liabilities	118,388	128,912

Total current liabilities	623,721	577,710

Long-term debt, excluding current installments	882,745	1,088,790
Other non-current liabilities	77,915	145,897

Total liabilities	1,584,381	1,812,397

Shareholders’ equity	1,505,631	1,423,094

Total liabilities and shareholders’ equity	$3,090,012	$3,235,491

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands of US Dollars)

	U.S. GAAP
	Three Months Ended March 31,
	2004	2005
Net income (loss)	$1,885	$(84,518)
Net change in cash flow hedging activity derivative fair values	(1,281)	(900)
Share of cash flow hedging activity gains of SMP	978	9
Reclassification of cash flow hedging activity gains into earnings	566	1,381
Unrealised gains on available for sale securities	28	489

Other comprehensive income	291	979

Comprehensive income (loss)	$2,176	$(83,539)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	U.S. GAAP
	Three Months Ended March 31,
	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,885	$(84,518)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	(11,468)	9,032
Dividend income from SMP	—	6,300
Depreciation and amortization	108,053	110,601
Foreign exchange (gain) loss, net	(198)	77
Gain on disposal of property, plant and equipment	(572)	(27)
Others	(3,480)	(3,197)
Changes in operating working capital:
Receivables	(8,490)	21,176
Inventories	(13,424)	(2,309)
Other current assets	617	2,781
Payables and other current liabilities	(13,252)	27,171

Net cash provided by operating activities	59,671	87,087

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(165,064)	(203,784)
Payments for technology licenses	(13,785)	(2,542)
Proceeds from sale of property, plant, equipment	4,189	28
Receipts related to refund of deposits and other assets	15,000	25,530

Net cash used in investing activities	(159,660)	(180,768)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	—	372,124
Repayments	(111,839)	(219,201)
Receipts of customer deposits	450	60,000
Refund of customer deposits	—	(1,634)
Issuance of ordinary shares	1,658	946
Others	—	(1,562)

Net cash provided by (used in) financing activities	(109,731)	210,673

Net increase (decrease) in cash and cash equivalents	(209,720)	116,992
Effect of exchange rate changes on cash and cash equivalents	198	(77)
Cash and cash equivalents at the beginning of the period	905,472	539,399

Cash and cash equivalents at the end of the period	$695,950	$656,314

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005

1.	Business and Organization

The Company is one of the world’s top dedicated semiconductor foundries providing wafer fabrication services and technologies. The Company operates in Singapore and has service operations in eight countries in North America, Europe and Asia, including Singapore. Its principal markets are the United States of America, Taiwan, Europe and Japan.

The Company was incorporated in Singapore in 1987. As of March 31, 2005, Singapore Technologies Semiconductors Pte Ltd, a wholly owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), directly held 60.1% of the Company. Temasek is a holding company through which corporate investments of the government of Singapore are held.

Chartered Silicon Partners Pte Ltd (“CSP”) was formed in March 1997. The Company, EDB Investments Pte Ltd, Agilent Technologies Europe B.V. and Singapex Investments Pte Ltd own a 51.0%, 26.5%, 15.0% and 7.5% equity interest in CSP, respectively. The Company accounts for CSP as a consolidated subsidiary.

Silicon Manufacturing Partners Pte Ltd (“SMP”) was formed in January 1998. Agere Systems Singapore Pte Ltd (“Agere”) and the Company own a 51.0% and 49.0% equity interest in SMP, respectively. The Company accounts for SMP using the equity method.

2.	Basis of Presentation

The interim unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and, in the opinion of management, reflect all interim adjustments of a normal recurring nature which are necessary for a fair presentation of the consolidated financial position and results of operations of the Company and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the minority interest equity in CSP was reduced to zero in the first quarter of 2003. Therefore losses from that point forward have been charged entirely to our consolidated statements of operations. The effect of this on our results of operations was additional losses of $12.6 million and $17.2 million for first quarter 2004 and first quarter 2005, respectively.

3.	Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Significant items subject to judgments and such estimates include depreciation and amortization of long-lived assets, the recoverability of the carrying value of long-lived assets, the realizability of deferred income tax assets, accounts receivable and inventories, the recognition and measurement of revenue and sales return allowance, and the fair value of stock-based employee compensation awards. Actual results could differ from these estimates.

4.	Net Earnings (Loss) per Share

Basic net earnings (loss) per share is computed using the weighted-average number of common shares outstanding. Diluted net earnings (loss) per share is computed using the weighted average number of common shares outstanding and dilutive potential common shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.

The Company excluded potentially dilutive securities for each period presented from its diluted net earnings (loss) per share computation because either the exercise price of the securities exceeded the average fair value of the Company’s common stock or the Company had net losses, and therefore these securities were anti-dilutive. A summary of the excluded potentially dilutive securities is as follows:

	Three Months ended
	March 31,
	2004	2005
	(Number of shares in thousands)
Convertible debt and call options	214,792	429,584
Stock options	89,624	110,762

5.	Stock-based Compensation

The Company measures stock-based employee compensation cost for financial statement purposes in accordance with the intrinsic method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Employee compensation cost is measured as the excess of fair market value of the stock subject to the option at the grant date over the exercise price of the option.

Compensation cost for stock options granted to non-employees, primarily employees of SMP, is measured in accordance with the fair-value method as the fair market value of the stock options based upon an option-pricing model. This cost is recognized over the period in which the options vest in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”.

Had the Company determined employee compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, as amended by SFAS No. 148, the Company’s net income (loss) would have changed to the pro forma amounts indicated below:

	Three Months Ended March 31,
	2004	2005
	(In thousands,
	except per share data)
Stock-based compensation cost
As reported (intrinsic method)	$(1)	$—
Pro forma (fair value method)	$(4,572)	$(3,157)

Net income (loss)
As reported	$1,885	$(84,518)
Pro forma	$(2,686)	$(87,675)

Basic and diluted net earnings (loss) per share
As reported	$0.00	$(0.03)
Pro forma	$(0.00)	$(0.03)

Basic and diluted net earnings (loss) per ADS
As reported	$0.01	$(0.34)
Pro forma	$(0.01)	$(0.35)

6.	Inventories

	As of
	December 31,	March 31,
	2004	2005
	(In thousands)
Raw materials	$5,414	$8,339
Work in process	60,293	60,360
Consumable supplies and spares	6,452	5,769

	$72,159	$74,468

7.	Long-term Debt

	As of
	December 31,	March 31,
	2004	2005
	(In thousands)
Singapore dollar loans at fixed rates	$73,650	$—
US dollar loans at floating rates	589,066	813,923
Senior convertible notes	575,000	575,000
Other	(1,986)	(5,600)

	1,235,730	1,383,323
Less current installments	(352,985)	(294,533)

Long-term debt, excluding current installments	$882,745	$1,088,790

	Weighted Average
	Interest Rates
	As of
	December 31,	March 31,
	2004	2005
Singapore dollar loans at fixed rates	5.9129%	—
US dollar loans at floating rates	3.2375%	4.2264%
Senior convertible notes	5.1440%	5.1440%

Other long-term debt includes the cumulative fair value change of the senior convertible notes due to changes in interest rates. This change is recorded because the Company has entered into interest rate swap contracts that have the effect of swapping the fixed-rate interest to a floating rate. The Company designates these derivative instruments as fair value hedges and carries them at fair value.

The Singapore dollar fixed rate loans from the Singapore Economic Development Board consisted of $58.5 million maturing in 2005 and $15.2 million maturing in 2006. The Company repaid these loans early on March 31, 2005.

One of the US dollar floating rate loans matures in September 2006. The loan facility is for an amount of $820.0 million of which $589.1 million and $441.8 million were outstanding as of December 31, 2004 and March 31, 2005, respectively. The loan bears interest at 0.60% to 0.85% above the London Interbank Offered Rate (“LIBOR”) rates for US dollars deposits quoted by specified banks to the lender (depending on certain criteria relating to wafer starts and debt/equity ratio). Interest is payable semi-annually and principal is payable in six semi-annual installments which commenced March 2004. Borrowings under this facility are secured by a floating charge over a project bank account and a fixed charge over a debt service reserve account, both of which were established pursuant to this loan.

The remaining US dollar floating rate loans relate to $372.1 million of certain loan facilities which were drawn down as of March 31, 2005. These loan facilities were obtained by the Company in December 2004 to support Fab 7’s phase 1 ramp to 15,000 300-mm wafers per month capacity. As of March 31, 2005, the facilities include a $653.0 million term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States (“Exim Loan”), a $300.0 million term loan facility from Sumitomo Mitsui Banking Corporation, Oversea-Chinese Banking Corporation, ABN AMRO Bank and United Overseas Bank (“Loan Facility”), a $50.0 million term loan facility from Bank of America and a $150.0 million revolving credit facility from Sumitomo Mitsui Banking Corporation. As of March 31, 2005, $122.1 million was drawn down on the Exim Loan, $200.0 million on the Loan Facility and $50.0 million on the term loan facility from Bank of America. Interest is payable semi-annually and principal is payable in various semi-annual installments commencing no later than third quarter 2007, or earlier depending on certain criteria relating to wafers produced and shipped, except for a loan whereby the principal is payable in full at maturity in fourth quarter 2007. The funding cost of the Exim Loan, excluding arrangement and related fees, is approximately LIBOR plus 50 basis points. The blended interest cost for the other loan facilities, excluding any one time arrangement and related fees, is approximately LIBOR plus 150 basis points.

The Company has total unutilized banking facilities of $844.6 million for term loans, short-term advances and bankers’ guarantees as of March 31, 2005.

8.	Contingencies

The Company may from time to time be a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case-by-case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the respective government taxing authorities, which are subject to agreement by those taxing authorities. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe that it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to its financial position or consolidated statements of operations.

9.	Recently Issued Accounting Standards

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this Interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The initial adoption of FIN 47 is not expected to have a material impact on the Company’s financial condition and consolidated statements of operations.

In December 2004, the FASB published FASB Statement No. 123 (revised 2004) (“FAS 123(R)”), “Share-Based Payment”. FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”), on the interaction between FAS 123(R) and certain Securities and Exchange Commission rules and regulations, and on SEC Staff’s views regarding the valuation of share-based payment arrangements for public companies. In April 2005, the SEC approved a new rule that permits companies to defer the effective date of FAS 123(R). The Company has elected to adopt FAS 123(R) on January 1, 2006.

The Company currently determines the fair value of stock-based compensation using a Black-Scholes option-pricing model. In connection with evaluating the impact of adopting FAS 123(R), the Company is also considering the potential implementation of different valuation models to determine the fair value of stock-based compensation, although no decision has yet been made. The Company has begun, but has not yet quantified the impact of adopting FAS 123(R). However, the Company does believe the adoption of FAS 123(R) may have a material impact on its financial condition and consolidated statements of operations, regardless of the valuation technique used, and that the pro forma amounts disclosed in Note 5 are not necessarily indicative of the impact FAS 123(R) will have on the Company’s consolidated statements of operations.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three Months ended
	March 31,
	2004	2005
Net revenue	100.0%	100.0%
Cost of revenue	80.5	105.4

Gross profit (loss)	19.5	(5.4)

Operating expenses:
Research and development	13.1	15.1
Fab start-up costs	1.6	8.1
Sales and marketing	3.8	5.8
General and administrative	2.7	5.1
Other operating expenses	1.4	—

Total operating expenses	22.6	34.1

Operating loss	(3.1)	(39.5)
Equity in income (loss) of SMP	5.0	(5.0)
Other income	3.4	1.4
Interest expense, net	(3.4)	(1.4)
Foreign exchange loss, net	(0.0)	(0.2)

Income (loss) before income taxes	1.9	(44.7)
Income tax expense	(1.1)	(1.9)

Net income (loss)	0.8%	(46.6)%

The following table sets forth a breakdown of revenue by market sector for the periods indicated.

	Three Months ended
	March 31,
	2004	2005
Communications	52%	37%
Computer	27	29
Consumer	17	28
Other	4	6

Total	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three Months ended
	March 31,
	2004	2005
Americas	69%	73%
Asia-Pacific	19	14
Europe	9	8
Japan	3	2
Other	—	3

Total	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three Months ended
	March 31,
	2004	2005
0.13 and below	15%	33%
Up to 0.18	17	17
Up to 0.25	20	12
Up to 0.35	27	22
Above 0.35	21	13
Other	—	3

Total	100%	100%

THREE MONTHS ENDED MARCH 31, 2004 AND MARCH 31, 2005

Net revenue

We derive revenue primarily from fabricating semiconductor wafers, and to a lesser extent, for certain arrangements, from providing associated subcontracted assembly and test services, masks generation services, and pre-fabrication services such as engineering services. Net revenue was $181.4 million in first quarter 2005, down 20.6% compared to $228.4 million in first quarter 2004. The reduction in our net revenue was caused primarily by general weakness of the semiconductor industry globally as the industry continued to work through the excess inventory in first quarter 2005, therefore net revenue by geographical region decreased across all regions as compared to first quarter 2004. However, we continued to see increased adoption of our advanced technologies as our leading edge 0.13-micron and below revenue increased by 79% between first quarter 2004 and first quarter 2005, and represented 33% of total revenue in first quarter 2005 as compared to 15% of total revenue in first quarter 2004. Shipments in first quarter 2005 were 175.8 thousand wafers, a decrease of 24.5% compared to 232.8 thousand wafers in first quarter 2004. Average selling prices or ASP increased by 1.5% to $996 per wafer from $981 per wafer over the same period, primarily due to richer customer and product mix.

In first quarter 2004, the communications sector, which represented 52% of our total revenue, was our highest revenue contributor, followed by the computer sector at 27% of our total revenue. Primarily due to a significant decrease in demand from mobile phone handsets, communications sector revenue decreased by 45% between first quarter 2004 and first quarter 2005. Concurrently, computer sector revenue decreased by 16% over the same period mainly due to a decrease in demand for the optical storage devices caused by excess inventory in this market. The weakness in the communications and computer sectors was partially offset by strength in the consumer sector. Revenues from the consumer sector, which represented 17% of our total revenue in first quarter 2004, increased by 34% between first quarter 2004 and first quarter 2005. This increase is primarily due to a significant increase in demand from the MP3/CD/MD audio player/recorders and the video game devices markets, partially offset by a decrease in demand from the DVD player/recorders market. As a result, communications, computer and consumer sector revenue represented 37%, 29% and 28%, respectively, of our total revenue in first quarter 2005.

Cost of revenue and gross profit (loss)

Cost of revenue includes depreciation expense, amortization of certain technology licenses, attributed overheads, cost of labor and materials, masks generation costs, as well as subcontracted expenses for assembly and test services. Cost of revenue increased by 3.9% from $183.8 million in first quarter 2004 to $191.1 million in first quarter 2005 despite a 24.5% decrease in sales volumes. This is primarily because a large proportion of our cost of revenue is fixed in nature, which was spread over lower work-in-progress production in first quarter 2005. Depreciation continued to be a significant portion of our cost of revenue, comprising 52.4% and 51.5% of the cost of revenue in first quarter 2004 and first quarter 2005, respectively.

The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of units produced. Conversely, the unit cost of a wafer will generally increase when a smaller number of units are produced. Cost per wafer shipped increased by 33.5% from $790 in first quarter 2004 to $1,055 in first quarter 2005 due to lower volumes. In first quarter 2004, we recorded a gross profit of 19.5% of net revenue. Primarily due to lower revenue, we recorded a gross loss of 5.4% of net revenue in first quarter 2005.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of our share of expenses related to the International Business Machines Corporation (“IBM”) joint-development agreement for 90nm and 65nm technologies (“Chartered-IBM joint development”), salaries and benefits for R&D personnel and depreciation of R&D equipment. R&D expenses decreased by 8.5%, from $29.9 million in first quarter 2004 to $27.3 million in first quarter 2005, primarily due to reduction in R&D activities related to 0.13-micron technologies as development of the majority of 0.13-micron processes had been substantially completed. Our investment in R&D allows us to continue developing new and advanced processes down to the 45nm technology node. The R&D programs are structured to ensure that our baseline manufacturing processes accommodate new technology modules that are the heart of highly differentiated system-level applications.

During the quarter, we expanded our relationship with IBM by formally extending our joint development efforts to include 45nm bulk CMOS process technology. The Chartered-IBM joint development now spans three major generations of technologies from 90nm to 45nm. We also announced the availability of comprehensive 65nm design manual and Simulation Program with Integrated Circuit Emphasis (“SPICE”) models based on the 65nm process platform jointly developed with IBM, Infineon and Samsung.

Fab start-up costs

Fab start-up costs, all related to Fab 7, increased by 309.0% from $3.6 million in first quarter 2004 to $14.8 million in first quarter 2005, as the activity level increased in support of the Company’s plan to begin commercial shipments by July 2005. Fab 7 has demonstrated functional silicon results from its 0.13-micron, 90nm and 90nm silicon on insulator (“SOI”) processes that are on par with or out-perform industry benchmarks. The initial defect density metrics from Fab 7’s pilot lines are meeting or exceeding customers’ expectations. With a focus on further defect density improvements and achieving faster yield ramp, the Company has started working with manufacturing process control experts at AMD to integrate portions of AMD’s fab automation technologies and deploy portions of its industry-leading manufacturing methodologies at Fab 7. Unique in the industry, these technologies, methodologies and skill sets are known collectively as AMD Automated Precision Manufacturing (“APM”). Additionally, we are implementing PDF Solutions’ Characterization Vehicle Infrastructure to improve the robustness of our leading edge processes in Fab 7.

Sales and marketing expenses

Sales and marketing expenses, which primarily consist of expenses associated with overseas offices, payroll related costs for sales and marketing personnel, Electronic Design Automation (“EDA”) related expenses and costs related to customer prototyping activities, increased by 20.2% from $8.7 million in first quarter 2004 to $10.5 million in first quarter 2005. The increase was primarily due to higher financial support for customer prototyping activities. As a percentage of net revenue, sales and marketing expenses increased from 3.8% to 5.8% over the same period.

General and administrative expenses

General and administrative (“G&A”) expenses consist primarily of salaries and benefits for administrative personnel, depreciation of non-production equipment and consultancy, legal and professional fees. G&A expenses increased by 48.4% from $6.3 million in first quarter 2004 to $9.3 million in first quarter 2005. This is primarily due to a gain in first quarter 2004 of $3.0 million associated with the resolution of contingencies related to a technology license agreement. Excluding this gain, G&A expenses in first quarter 2004 would have been $9.3 million, which is at the same level in first quarter 2005.

Other operating expenses

Other operating expenses were nil in first quarter 2005, compared to Fab 1 restructuring charges of $3.1 million in first quarter 2004. Fab 1 ceased operations at the end of March 2004, as planned.

Equity in income (loss) of SMP

Equity in income (loss) of SMP was an income of $11.5 million in first quarter 2004 compared to a loss of $9.0 million in first quarter 2005, primarily due to significantly lower revenues. As with the results of our individual majority-owned fabs, the equity in income or loss of SMP can have a material effect on our results of operations. In first quarter 2004, the equity in income of SMP was $11.5 million compared to our net income of $1.9 million. The equity in loss of SMP was $9.0 million in first quarter 2005 compared to our net loss of $84.5 million.

As SMP can have a material effect on our results of operations, we have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the quarters ended March 31, 2004 and March 31, 2005. SMP is a minority-owned joint venture company and is not consolidated under U.S. GAAP. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which do not include our share of SMP:

	Three months ended
	March 31,
	2004	2005
	(In millions)
Net revenue (U.S. GAAP)	$228.4	$181.4
Chartered’s share of SMP revenue	$55.3	$14.7
Net revenue including Chartered’s share of SMP	$283.7	$196.1

Additionally, the following table provides information that indicates the effect of SMP’s operations on some of our operating performance indicators:

Quarter ended	March 31, 2004		March 31, 2005
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	share	share	share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	232.8	268.4	175.8	186.2
ASP per wafer	$981	$1,057	$996	$1,019

*	Eight-inch equivalent wafers

Other income

Other income decreased by 67.5% from $7.7 million in first quarter 2004 to $2.5 million in first quarter 2005. The year-ago quarter included recognition of a gain of $2.8 million related to an intellectual property licensing agreement. Excluding this gain, the decrease in other income in first quarter 2005 compared to first quarter 2004 was primarily due to lower grant income.

Interest expense, net

Net interest expense decreased by 68.4% from $7.7 million in first quarter 2004 to $2.4 million in first quarter 2005, primarily due to higher interest capitalization associated with capital expenditures related to Fab 7 and Fab 6, and to a lesser extent, an increase in interest income.

Income tax expense

Currently, we pay tax on interest income, rental income, sales of wafers using certain technology and other income not specifically exempted from income tax. Each of our existing fabs has been exempted from income tax on profits from the sale of manufactured goods for ten years following the date specified production milestones are achieved. Income taxes increased from $2.5 million in first quarter 2004 to $3.4 million in first quarter 2005, primarily due to higher taxable interest income and certain wafer sales being taxable.

LIQUIDITY AND CAPITAL RESOURCES

Current and expected liquidity

As of March 31, 2005, our principal sources of liquidity included $656.3 million in cash and cash equivalents, $15.0 million of short-term deposits and $844.6 million of unutilized banking facilities consisting of term loans, short-term advances and bankers’ guarantees.

Our target for the cash and short-term deposits balance as of December 31, 2005 remains approximately at $500 million based on our existing cash and cash equivalents of approximately $656 million, planned draw downs of approximately $452 million of our existing credit facilities, estimated net capacity deposits of approximately $35 million and expected cash outflows for debt repayments of approximately $297 million and capital expenditures of approximately $546 million for the remaining period up to December 31, 2005. We expect that depreciation and amortization will be approximately $409 million for the remaining period up to December 31, 2005. Our ability to generate operating cash flow in 2005 will depend largely on future operations and other factors, as discussed in Part I, Item 3 of the Company’s Form 20-F for the year ended December 31, 2004 risk factor, “Our Operating Results Fluctuate From Quarter-to-Quarter Which Makes It Difficult To Predict Our Future Performance” and elsewhere in this document.

As of March 31, 2005, $372.1 million of certain loan facilities were drawn down. These loan facilities were obtained by the Company in December 2004 to support Fab 7’s phase 1 ramp to 15,000 300-mm wafers per month capacity. As of March 31, 2005, the facilities include a $653.0 million term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States (“Exim Loan”), a $300.0 million term loan facility from Sumitomo Mitsui Banking Corporation, Oversea-Chinese Banking Corporation, ABN AMRO Bank and United Overseas Bank (“Loan Facility”), a $50.0 million term loan facility from Bank of America and a $150.0 million revolving credit facility from Sumitomo Mitsui Banking Corporation. As of March 31, 2005, $122.1 million was drawn down on the Exim Loan, $200.0 million on the Loan Facility and $50.0 million on the term loan facility from Bank of America. Interest is payable semi-annually and principal is payable in various semi-annual installments commencing no later than third quarter 2007, or earlier depending on certain criteria relating to wafers produced and shipped, except for a loan whereby the principal is payable in full at maturity in fourth quarter 2007. The funding cost of the Exim Loan, excluding arrangement and related fees, is approximately LIBOR plus 50 basis points. The blended interest cost for the other loan facilities, excluding any one time arrangement and related fees, is approximately LIBOR plus 150 basis points.

We are taking a phased approach to the equipping of Fab 7 to the full planned capacity of 30,000 300-mm wafers per month, and this is expected to take a number of years and will be paced by customer demand and industry conditions. We expect the total cost of phase 1, in order to equip Fab 7 with a capacity of 15,000 300-mm wafers per month, to be approximately $1.7 billion. At completion, the total investment of Fab 7 is expected to be approximately $2.7 billion to $3.0 billion. As of March 31, 2005, we have spent $826.6 million on the equipping of Fab 7 as part of its phase 1 ramp. Our aggregate capital expenditures for the remaining period up to December 31, 2005 are expected to be approximately $546 million, of which 85% is expected to be for equipping Fab 7 to 9,000 300-mm wafers per month capacity by end 2005 (which is part of our Fab 7 phase 1 ramp to 15,000 300-mm wafers per month capacity). Fab 7 remains on track for commercial shipments in July 2005. Fab 7 is scheduled to run 65nm 300-mm multi-purpose wafers in fourth quarter 2005 and is expected to run 65nm 300-mm pilot production in early 2006 for base and low power processes.

Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2005 capital and R&D expenditures and working capital needs. However, we may require additional financing to fund our future growth activities. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.

There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future, or that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

Historic operating cash flows

In first quarter 2005, net cash provided by operating activities was $87.1 million, compared to $59.7 million in first quarter 2004. The $27.4 million improvement in cash provided by operating activities was primarily a result of lower payments on our payables and other current liabilities and timing differences in collections of our receivables. First quarter 2005 included receipt of dividend income from SMP of $6.3 million.

Historic investing cash flows and capital expenditures

Net cash used in investing activities was $180.8 million in first quarter 2005 and $159.7 million in first quarter 2004. Investing activities consisted primarily of capital expenditures totaling $203.8 million in first quarter 2005 and $165.1 million in first quarter 2004. Investing activities in first quarter 2005 also included payments for technology licenses, offset by receipts related to refund of deposits and other assets.

The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment, such as the one that existed in 2001 and 2002. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry.

Capital expenditures in first quarter 2005 and first quarter 2004 related mainly to the equipping of Fab 7 as part of its phase 1 ramp and capacity additions at leading-edge technologies in Fab 6.

Historic financing cash flows

Net cash provided by financing activities was $210.7 million in first quarter 2005, consisting primarily from the draw down of loan facilities of $372.1 million and proceeds from customer deposits to secure wafer capacity, partially offset by repayments of debt. Net cash of $109.7 million was used in first quarter 2004, consisting primarily of repayments of debt.

INVESTMENT IN SMP

Our investment in SMP as of December 31, 2004 and March 31, 2005 is shown below:

	As of
	December 31,	March 31,
	2004	2005
	(In thousands)
Cost	$120,959	$120,959
Share of retained post-formation loss	(27,167)	(42,499)
Share of accumulated other comprehensive loss	(27)	(19)

	$93,765	$78,441

We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with Agere, the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.

Consequently the equity in income (loss) of SMP and the share of retained post formation loss that is included in the Company’s condensed consolidated statements of operations and condensed consolidated balance sheets are different than the amount that would be obtained by applying a 49.0% ownership percentage to the summarized financial information for SMP shown below.

In September 2004, the Company and Agere entered into a supplemental agreement to the joint venture agreement relating to SMP. Among other things, the supplemental agreement provides that SMP can pay dividends out of the profits of the joint venture determined on a year-to-year basis rather than on a cumulative basis, as previously was the case. The Company received dividends of $6.3 million from SMP for first quarter 2005. The Company did not receive any dividend from SMP for first quarter 2004.

The Company and Agere have also signed an assured supply and demand agreement with SMP, under which each is billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. Such billings, if any, do not change the equity in income (loss) of SMP that we recognize in our condensed consolidated statements of operations. In first quarter 2005, the wafers started for the Company were less than the allocated capacity, however all parties to the agreement have agreed that such billings will not be made to us for first quarter 2005. There were also no such billings made to us for first quarter 2004.

Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	March 31,
	2004	2005
	(In thousands)
Amounts due from SMP	$9,231	$6,074
Amounts due to SMP	$552	$364

Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	March 31,
	2004	2005
	(In thousands)
Current assets	$85,597	$83,414
Other assets	82	121
Property, plant and equipment	132,258	105,363
Other current liabilities	(23,078)	(20,700)

Shareholders’ equity	$194,859	$168,198

	Three Months Ended March 31,
	2004	2005
	(In thousands)
Net revenue	$93,655	$45,032
Gross profit (loss)	16,021	(8,025)
Operating income (loss)	14,467	(9,135)
Net income (loss)	11,568	(9,032)

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Our exposure to financial market risks derives primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily for hedging purposes and not for speculative purposes.

This is discussed further in Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company’s Form 20-F for the year ended December 31, 2004 and in the subheading “(h) Derivative Instruments and Hedging Activities” on page F-9 of Note 1, “Background and Summary of Significant Accounting Policies”, Note 17, “Derivative Instruments”, and Note 18, “Fair Values of Financial Instruments” in the Notes to the Consolidated Financial Statements included in Item 18 of Form 20-F. Except for that which are disclosed below, there have been no material changes to our exposures to market risk as reported in these sections.

Interest rate risk

We are exposed to interest rate risk on our existing floating rate debt and on additional debt financing that may periodically be needed for the capital expenditures associated with our capacity expansion and new fabs. The interest rate that we will be able to obtain on debt financing will depend on market conditions at that time, and may differ from the rates we have secured on our current debt.

Our debt obligations are as follows:

									As of
									December 31,
	As of March 31, 2005								2004
	Expected Maturity Date								(In
	(In Thousands, except interest rates)								Thousands)
								Weighted
								Average
								Interest
	2005	2006	2007	2008	2009	Thereafter	Total	Rate	Total
LONG TERM DEBT
Singapore dollar loans at fixed rates (1)	—	—	—	—	—	—	—	—	$73,650
US dollar loans at floating rates (2)	$147,266	$294,533	$95,546	$91,091	$91,091	$94,396	$813,923	4.2264%	589,066
Senior convertible notes	—	575,000	—	—	—	—	575,000	5.1440%	575,000

Other (3)	—	(5,600)	—	—	—	—	(5,600)	—	(1,986)

Total	$147,266	$863,933	$95,546	$91,091	$91,091	$94,396	$1,383,323		$1,235,730

(1)	As of December 31, 2004, we had entered into forward foreign contracts related to a portion of these amounts to exchange the related cash flows to US dollars, and a cross currency swap to convert cash flows under one of the Singapore dollar fixed rate loans to a US dollar denominated fixed rate. We repaid these loans early on March 31, 2005, and the associated forward foreign contracts and cross currency swap were also terminated as of March 31, 2005.

(2)	In August 2004, we entered into two interest rate cap contracts related to the floating rate obligations associated with $100.0 million of one of the US dollar loans, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The floating rate obligations under this US dollar loan are based on LIBOR rates and are payable semi-annually which commenced March 2004. The combination of the caps and the debt obligation results in a maximum interest outflow equal to 2.75% which commenced March 28, 2005. The notional amount on the interest rate cap is reduced by $25.0 million semi-annually and will mature on September 28, 2006. The fair value of the two interest rate cap contracts as of March 31, 2005 was $0.8 million.

In March 2005, we entered into two additional interest rate cap contracts related to the floating rate obligations associated with $200.0 million of the above-mentioned US dollar loan, with the effect of placing an upper limit on the cash flow and earnings exposure due to market interest rate changes. The combination of the two additional caps and the debt obligation results in a maximum interest outflow equal to 3.60% commencing September 28, 2005. The notional amount on the interest rate cap contracts is reduced by $66.7 million semi-annually and will mature on September 28, 2006. The fair value of the two interest rate cap contracts as of March 31, 2005 was $0.7 million.

(3)	Other long-term debt includes the cumulative fair value change of the senior convertible notes due to changes in interest rates. This change is recorded because the Company has entered into interest rate swap contracts that have the effect of swapping the fixed-rate interest to a floating rate. The Company designates these derivative instruments as fair value hedges and carries them at fair value.

As of March 31, 2005, all of our interest rate payment obligations are at floating interest rates (inclusive of the fixed rate interest obligations associated with the $575 million senior convertible notes which was swapped into a floating rate obligation). As a result, we have cash flow and earnings exposure due to market interest rate changes. A half percentage point increase in interest rates would increase our interest payments by 14.8% annually.

Foreign currency risk

To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, from time to time we utilize currency forward contracts to minimize the impact of foreign currency fluctuations on our results of operations. We use these instruments as economic hedges to minimize our exposure to specific currency risks related to equipment purchase commitments denominated primarily in Japanese yen and Euro. In addition, we minimize our currency risk by purchasing certain raw materials and equipment in US dollars and borrowing in US dollars. The table below provides information about our derivative financial instruments and presents the information in US dollar equivalents.

	As of March 31, 2005
	Expected Maturity Date Of Notional Amounts					As of December 31, 2004
	(In thousands, except exchange rates)					(In thousands)
					Fair		Fair
	2005	2006	Thereafter	Total	Value	Total	Value
FORWARD FOREIGN EXCHANGE AGREEMENTS

(Receive Yen/Pay US$)
Contract Amount	$15,975	—	—	$15,975	$(78)	$69,210	$2,520
Average Contractual Exchange Rate	106.11

(Receive S$/Pay US$)
Contract Amount	$7,961	—	—	$7,961	$110	$47,842	$1,760
Average Contractual Exchange Rate	1.67

(Receive Euros/Pay US$)
Contract Amount	$12,325	$1,205	—	$13,530	$(59)	$26,760	$2,857
Average Contractual Exchange Rate	1.30	1.32

Total	$36,261	$1,205	—	$37,466	$(27)	$143,812	$7,137

	As of March 31, 2005				As of December 31, 2004
	(In thousands, except percentages)				(In thousands, except percentages)
	Carrying	Amount	Percentage	Carrying	Amount	Percentage
	Amount	Hedged	Hedged	Amount	Hedged	Hedged
NON-US DOLLAR LIABILITIES
Accounts Payable
Japanese Yen	$41,306	$15,975	39%	$44,473	$44,473	100%
Singapore dollar	12,267	7,961	65	11,321	11,321	100
Others	15,557	13,530	87	18,359	18,359	100
Foreign Currency Loan
Singapore dollar	—	—	—	73,650	73,650	100
Future Interest Payable on Debt
Singapore dollar	—	—	—	1,445	1,445	100

Total	$69,130	$37,466	54%	$149,248	$149,248	100%

Item 4.	Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.

Item 2.	Unregistered Sales of Equity and Use of Proceeds

None

Item 3.	Defaults Upon Senior Securities

None

Item 4.	Submission of Matters to a Vote of Security Holders

The Company hereby incorporates by reference the information and exhibit set forth in the Form 6-K (File 000-27811) filed with the Securities and Exchange Commission on April 28, 2005, containing information on the resolutions duly passed at the seventeenth Annual General Meeting of the Company held on April 28, 2005.

Item 5.	Other Information

None

Item 6.	Exhibits and Reports on Form 6-K

(a)	Exhibits
	6.1	Second supplemental agreement dated January 1, 2005 (the “Second Supplemental Agreement”) to joint venture agreement relating to Silicon Manufacturing Partners Pte Ltd (“SMP”) dated 19 December 1997 as supplemented (the “Joint Venture Agreement”).

On January 1, 2005, the Company and Agere Systems Singapore Pte Ltd entered into the Second Supplemental Agreement to clarify a provision under the Joint Venture Agreement relating to billings in the event of cumulative losses in SMP.

	6.2 (1)	Amendment No. 1 to Copper/Related FEOL Technology License Agreement dated 26 November 2002 between International Business Machines Corporation (“IBM”) and the Company.

The Copper/Related FEOL Technology License Agreement is amended to broaden the scope of the license.

(1) Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

(b)	Reports on Form 6-K

During the quarter ended March 31, 2005, the Company submitted the following current reports on Form 6-K:

1.	On January 28, 2005, we submitted a Form 6-K announcing our fourth quarter 2004 and year 2004 results.

2.	On March 4, 2005, we submitted a Form 6-K announcing our guidance for our first quarter 2005 results.

3.	On March 28, 2005, we submitted a Form 6-K attaching the Company’s Proxy Statement for the annual shareholders’ meeting to be held on April 28, 2005, the Company’s letter to its shareholders and the Company’s supplementary information for the year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 6, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer